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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 8-A

For Registration of Certain Classes of Securities
Pursuant to Section 12(b) or (g) of the
Securities Exchange Act of 1934

    LTC HEALTHCARE, INC.
(Exact name of registrant as specified in its charter)

Nevada (State of incorporation or organization)	91-1895305 (I.R.S. Employer Identification No.)
300 Esplanade Drive, Suite 1860 Oxnard, California (Address of principal executive offices)	93030 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

    NONE

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. / /

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box: /x/

Securities Act registration statement file number to which this Form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act:

Preferred Stock Purchase Rights
(Title of class)

ITEM 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

    This Registration Statement on Form 8-A is being filed by LTC Healthcare, Inc., a Nevada corporation (referred to as "we" or "us"). On November 8, 2001, our board of directors declared a dividend of one preferred share purchase right (a "right") for each outstanding share of common stock, par value $.01 per share. The dividend is payable on November 19, 2001 to the stockholders of record on such date and the rights being issued are subject to the terms of a rights agreement, dated as of November 9, 2001 between our company and Computershare Investor Services, LLC, as the rights agent.

    Our board of directors adopted this rights agreement to protect stockholders from coercive or otherwise unfair takeover tactics. In general terms, it works by imposing a significant penalty upon any person or group of persons that acquires or attempts to acquire 15% or more of our outstanding common stock without the approval of our board of directors. With respect to persons and groups that already own 15% or more of our outstanding common stock, this penalty only applies in the event that such person or group acquires more than 10,000 additional shares.

    A summary description of the rights agreement is included below. Please note, however, that this description is only a summary, is not complete, and should be read together with the entire rights agreement, which has been filed as an exhibit to this Registration Statement on Form 8-A. We will provide a copy of the rights agreement free of charge to any holder of our stock that requests it.

    The rights.  Our board of directors authorized the issuance of one right for each share of common stock outstanding on November 19, 2001. The rights will initially trade with, and will be inseparable from, the common stock. The rights are evidenced only by certificates that represent shares of common stock. New rights will accompany any new shares of common stock we issue after November 19, 2001 until the "distribution date" described below.

    Exercise price.  Each right will allow its holder to purchase from us one one-hundredth of a share of our newly created Series A Junior Participating Preferred Stock (a "preferred share") for $4.00, once the rights become exercisable. This portion of a preferred share will give the stockholder substantially the same dividend, voting, and liquidation rights as would one share of common stock. Prior to its exercise, the right does not give its holder any dividend, voting, or liquidation rights.

    Exercisability.  The rights will not be exercisable until:

  •
  10 business days after the public announcement that a person or group has become an "Acquiring Person," as that term is defined in the rights agreement. In general, an "Acquiring Person" is defined as the beneficial owner of 15% or more of our outstanding common stock. In the case of persons and groups who are the beneficial owners of 15% or more of the outstanding common stock on November 9, 2001, such persons or groups will not become an Acquiring Person until they acquire beneficial ownership of more than 10,000 additional shares of common stock.

  •
  10 business days (or a later date determined by our Board before any person or group of persons becomes an Acquiring Person) after a person or group begins a tender or exchange offer which, if completed, would result in that person or group becoming an Acquiring Person.

    The rights agreement specifically permits the Board to allow a person or group to acquire beneficial ownership of 15% of our outstanding common stock without becoming an "Acquiring Person."

    The date when the rights become exercisable is referred to as the "distribution date." Until the distribution date, the common stock certificates will also evidence the rights, and any transfer of shares of common stock will constitute a transfer of rights. After the distribution date, the rights will separate from the common stock and be evidenced by book-entry credits maintained by our transfer agent or by rights certificates that we will mail to all eligible holders of common stock. Any rights held by an Acquiring Person will be void and may not be exercised.

Consequences of a Person or Group Becoming an Acquiring Person

  •
  If a person or group becomes an Acquiring Person, all holders of rights except the Acquiring Person may, for $4, purchase shares of our common stock with a market value of $8, based on the market price of the common stock prior to such acquisition.

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  If our company is later acquired in a merger or similar transaction after the distribution date, all holders of rights except the Acquiring Person may, for $4, purchase shares of the acquiring corporation with a market value of $8 based on the market price of the acquiring corporation's stock prior to such merger or acquisition.

Preferred Share Provision

    Each preferred share, if issued:

  •
  will not be redeemable.

  •
  will entitle holders to quarterly dividend payments of $.10 per share, or an amount equal to 100 times the dividend paid on one share of common stock, whichever is greater.

  •
  will entitle holders upon liquidation either to receive $100 per share or an amount equal to 100 times the payment made on one share of common stock, whichever is greater.

  •
  will have the same voting power as 100 shares of common stock.

  •
  if shares of our common stock are exchanged via merger, consolidation, or a similar transaction, will entitle holder to a per share payment equal to 100 times the payment made on one share of common stock.

    The value of one one-hundredth interest in a preferred share should approximate the value of one share of common stock.

    Expiration.  The rights will expire on November 19, 2011.

    Redemption.  Our board of directors may redeem the rights for $.001 per right at any time before any person or group becomes an Acquiring Person. If the board redeems any rights, it must redeem all of the rights. Once the rights are redeemed, the only right of the holders of rights will be to receive the redemption price of $.001 per right. The redemption price will be adjusted if we have a stock split or stock dividend of our common stock.

    Exchange.  After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of our outstanding common stock, our board of directors may extinguish the rights by exchanging one share of common stock or an equivalent security for each right, other than rights held by the Acquiring Person.

    Anti-Dilution Provision.  Our board of directors may adjust the purchase price of the preferred shares, the number of preferred shares issuable and the number of outstanding rights to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of the preferred shares or common stock. No adjustments to the purchase price of the preferred shares of less than 1% will be made.

    Amendments.  For so long as the rights are redeemable, the terms of the rights agreement (except for the redemption price) may be amended by our board of directors without the consent of the holders of the rights. After a person or group becomes an Acquiring Person, our directors may not amend the agreement in a way that adversely affects holders of the rights.

    The rights agreement specifying the terms of the rights is attached to this filing as an exhibit and incorporated by reference. The foregoing description of the rights is qualified in its entirety by reference to the complete rights agreement.

ITEM 2.  EXHIBITS

Exhibit	Document
4.1	Rights Agreement, dated as of November 9, 2001, between LTC Healthcare, Inc. and Computershare Investor Services, LLC (as Rights Agent), which includes the form of Rights Certificate as Exhibit B thereto and the Summary of Rights to Purchase Preferred Shares as Exhibit C thereto.
4.2
Amended and Restated Articles of Incorporation of LTC Healthcare, Inc. (incorporated by reference to Exhibit 3.1 to Amendment No. 4 to LTC Healthcare, Inc.'s Information Statement on Form 10 filed on September 9, 1998)
4.3	Certificate of Designation of Series A Junior Participating Preferred Stock of LTC Healthcare, Inc.

SIGNATURE

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

LTC HEALTHCARE, INC.
November 13, 2001
By:	/s/ WENDY L. SIMPSON Wendy L. Simpson Chief Financial Officer

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SIGNATURE